 Exhibit 99.2

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

1209 N. University Blvd, Middletown, OH 45042

SUPPLEMENT TO PROXY STATEMENT

RELATING TO ANNUAL MEETING OF STOCKHOLDERS

To Be Held On November 28, 2022

This proxy statement supplement should be read together with the proxy statement (the “Proxy Statement”) of EpicQuest Education Group International Limited (the “Company”) attached as exhibit 99.1 to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on October 28, 2022, in connection with the Company’s 2022 annual meeting of shareholders (the “Annual Meeting”) to be held on November 28, 2022.

The purpose of this filing is to update information contained in the Proxy Statement relating to the voting requirements regarding Proposal 2 (Ratification of Independent Auditors) and “broker non-vote” rules.

The Proxy Statement filed on October 28, 2022, indicated that Proposal 2 (Ratification of Independent Auditors) was a “routine” proposal and that, therefore, brokers would have discretion to vote uninstructed shares on Proposal 2. After filing the Proxy Statement, the Company was advised that Proposal 2 would not be considered “routine” and, therefore, brokers would not have discretion to vote uninstructed shares on Proposal 2 on behalf of beneficial owners who do not submit a voting instruction form. Accordingly, the Company is hereby revising the Proxy Statement to state that brokers do not have discretion to vote uninstructed shares on Proposal 2 on behalf of beneficial owners who do not submit a voting instruction form, and that the failure of beneficial owners to submit a voting instruction form will result in broker non-votes for Proposal 2.

Except as specifically supplemented by the information contained in this Proxy Statement supplement, all information set forth in the Proxy Statement remains unchanged. From and after the date of this Proxy Statement supplement, all references to the “Proxy Statement” are to the Proxy Statement as supplemented hereby.

CHANGES TO PROXY STATEMENT

The section under the heading “Voting Securities” on page 1 of the Proxy Statement is amended and restated in its entirety as follows:

Voting Securities

Only holders of common shares, par value $0.0016 per share of the Company (the “Common Shares”), outstanding as of the close of business on October 28, 2022 (the “Record Date”) are entitled to vote at the Annual Meeting. On the record date, the Company had 11,515,498 Common Shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each share is entitled to one vote upon all matters to be acted upon at the Annual Meeting.

No less than 50% of the votes of the outstanding shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the Annual Meeting.

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Directors shall be elected by the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting and voted in person or by proxy (meaning the number of shares voted “FOR” a nominee must exceed the number of shares voted “AGAINST” such nominee). Abstentions and “broker non-votes” are not considered votes cast for this proposal and will have no effect on the election of nominees. “Broker non-votes” occur when shares are held indirectly through a broker, bank or other intermediary on behalf of a beneficial owner (referred to as held in “street name”), and the broker submits a proxy but does not vote for a matter because the broker has not received voting instructions from the beneficial owner, and (i) the broker does not have discretionary voting authority on the matter or (ii) the broker chooses not to vote on a matter for which it has discretionary voting authority. Under the rules of the New York Stock Exchange that govern how brokers may vote shares for which they have not received voting instructions from the beneficial owner, brokers are permitted to exercise discretionary voting authority only on “routine” matters when voting instructions have not been timely received from a beneficial owner.

The adoption of the proposals to (i) approve the ratification of independent auditors (the “Auditor Ratification Proposal” or “Proposal 2”); and (ii) approve an amendment to the Company’s 2019 Equity Incentive Plan (the “2019 Plan”) to (a) increase the number of Common Shares reserved for issuance under the 2019 Plan from 2,000,000 shares to 4,000,000 shares, (b) increase limits on the maximum number of shares subject to certain awards (as described herein) and (c) make other clarifying and technical changes (“Plan Amendment Proposal” or “Proposal 3”); require the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting, and are voted in person or by proxy (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions and broker non-votes are not considered votes cast for the foregoing proposals and will have no effect on the vote for these proposals. The Plan Amendment Proposal (Proposal 3) and, for purposes of the Annual Meeting, the Auditor Ratification Proposal (Proposal 2), are not be considered a “routine” proposals and your broker or other nominee cannot vote in the absence of voting instructions on these proposals.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

With respect to the election of directors (Proposal 1), you may vote “FOR” or “AGAINST” each of the nominees for the Board, or you may “ABSTAIN” from voting for one or more nominees. If you “ABSTAIN” from voting with respect to one or more director nominees, your vote will have no effect on the election of such nominees which you have abstained from voting. Broker non-votes will have no effect on the election of the nominees.

With respect to Auditor Ratification Proposal and the Plan Amendment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN” from voting on these proposals. If you “ABSTAIN” from voting with respect to either of these proposals, your vote will have no effect on the respective proposal(s) which you have abstained from voting. Broker non-votes will have no effect on the vote for either of these proposals.

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